August 28, 2009

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549-0404

Re: W.W Grainger, Inc.
       Form 10-K for the Year Ended December 31, 2008
       Filed February 27, 2009
       Form No. 001-05684

Dear Mr. Owings:

We are writing in response to your letter dated August 6, 2009, commenting on our above-referenced filing.  We appreciate the extension of time given to us by Chris Chase to respond to your letter and we thank you for the opportunity to address the points set out in your letter.

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Item 1:  Business

1.
Please disclose the extent to which the business of each of your segments is or may be seasonal.  In this regard, we note your disclosure at the top of page 13 that the sales volume of your Grainger Branch-based segment was negatively affected by a decline in sales of seasonal products.  Refer to Item 101c(v) of Regulation S-K.

Response:  Over the course of a year, Grainger’s business is not significantly affected by seasonality.  There are certain products that typically sell more during the winter or summer seasons.  Sales of seasonal products represent less than 5% of total Company sales.  The extent to which sales volumes of these products affects total Company sales is driven more by unusual weather patterns, i.e. either unusually warm or cold weather in a particular month.  In our December 31, 2009 Form 10-K, we will add the following disclosure to Item 1: Business:

Seasonality
Grainger’s business in general is not seasonal.  There are relatively few products that typically sell more during the winter or summer season.  In any given month, unusual weather patterns, i.e. unusually warm or cold weather, could impact the sales volumes of these products, either positively or negatively.

Item 7:  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

2008 Compared to 2007, page 12

2.
We note in your disclosure in the second paragraph of the above referenced section stating that your gross profit margin increase was primarily driven by “positive inflation recovery, partially offset by unfavorable selling price category mix.”  We further note that positive inflation recovery and unfavorable selling price category mix are mentioned in all of your segment disclosure as factors that affected your gross margin.  Please explain what you mean when you use these terms as these phrases are not necessarily self-explanatory and disclose the factors that led to these events, such as why there was an unfavorable selling price category mix.  Please also discuss whether you believe these constitute trends, events or uncertainties that have had or are reasonably expected to have a material impact on your short-term and long-term liquidity, as well as on your net sales or revenue or income from continuing operations.  Refer to Securities Act Release No. 33-8350 III.B.3 (December 19, 2003).

Response:  “Positive inflation recovery” refers to the impact of average selling price increases of the products sold exceeding the average cost increases of those same products.  “Selling price category mix” refers to the mix of sales volumes to large customers generally at lower gross profit margins versus sales volumes to smaller customers at generally higher gross profit margins.

An example of how we will revise future filings to more clearly explain these changes follows:

The gross profit margin for 2008 improved 0.4 percentage point to 41.0% from 40.6% in 2007. The improvement in the gross profit margin was primarily driven by prices increases, partially offset by an increase in the mix of sales to large customers which are generally at lower margins.

The selling prices and costs for Grainger’s products in large part are market driven.  We discuss the potential impact of volatility in commodity prices on the Company’s operating margins in our Risk Factors on page 5.  We do not believe changes in these factors constitute any significant trends, events or uncertainties that have a material impact on the Company’s short-term or long-term liquidity.

Segment Analysis, page 12

Acklands-Grainger Branch-based, page 13

3.
In the eighth full paragraph on page 13 you state the 14.4% increase in net sales at Acklands-Grainger from 2007 to 2008 was led by sales growth in the contractor, agriculture and mining, and government sectors.  We further note your disclosure on page 15 that Acklands-Grainger experienced a similar increase in net sales from 2006 to 2007 due to sales growth in the mining, oil and government sectors.  Please revise your disclosure to discuss the factors that led to the growth in these sectors and discuss whether you believe the growth is a trend that you reasonably expect to have a material impact on your sales, revenue or income going forward.

Response:  Disclosure in future filings will be expanded to include the factors for any significant growth or decline in certain customer sectors as follows:

Acklands – Grainger Branch-based
Net sales at Acklands – Grainger were $728.0 million for 2008, an increase of $91.5 million, or 14.4%, when compared with $636.5 million for 2007. Daily sales were up 13.9%. In local currency, daily sales increased 13.1%. The increase was led by sales growth in the contractor, agriculture and mining and government sectors.  Macro economic factors such as higher commodity prices for oil, gas and mineral products drove a significant portion of this growth due to an increase in customer demand in these sectors.  Sales to new customers and increased sales penetration to existing customers was also a contributing factor to these increases.  Economic and market conditions will determine whether these increases will continue to be seen in the future.

Lab Safety, page 13

4.
We note in the last paragraph of page 13 you disclose that Lab Safety’s operating earnings were down 16.4% in 2008 versus 2007 due to “lower gross profit margins and higher operating expenses”  Please revise your disclosure to discuss the cause of the lower gross profit margins.

Response:  As disclosed in our 2008 Form 10K, effective in 2009 the Lab Safety Supply business is being integrated into the Grainger Industrial Supply business.  In accordance with Accounting Codification Section 280 Segment Reporting, Lab Safety Supply is no longer a reportable segment.

Debt, page 17

5.
In the last paragraph on page 17 you state that a four-year term loan of $500 million was obtained in May 2008.  Please revise your disclosure to describe the general purpose of this loan or provide a reference to where such disclosure may be found in your filing.

Response:  In our December 31, 2009 Form 10K, we will revise our disclosure as follows:

Debt
Grainger maintains a debt ratio and liquidity position that provides flexibility in funding working capital needs and long-term cash requirements. In addition to internally generated funds, Grainger has various sources of financing available, including bank borrowings under lines of credit. A four-year bank term loan of $500 million was obtained in May 2008. Proceeds were used to pay down short-term debt and for general corporate purposes.  At December 31, 2008, Grainger’s long-term debt rating by Standard & Poor’s was AA+. Grainger’s available lines of credit, as further discussed in Note 8 to the Consolidated Financial Statements, were $250.0 million at December 31, 2008, 2007 and 2006. Total debt as a percent of total capitalization was 20.7%, 5.0% and 0.4% as of the same dates. The increase in total debt as a percent of total capitalization in 2008 was primarily the result of the $500 million bank term loan. Grainger believes any circumstances that would trigger early payment or acceleration with respect to any outstanding debt securities would not have a material impact on its results of operations or financial position.

Item 8 – Financial Statements and Supplementary Data

6.
Consistent with Exchange Act Rule 12b-13, you may refer readers to a different section of your annual report on Form 10-K for purposes of satisfying Item 8, however, please ensure that all disclosure appears before the signature pages in the report.

Response:  We agree and will ensure that in future filings the signature pages will appear after all required disclosures.

As you have requested, we hereby acknowledge the following:

•	Grainger is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Grainger may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses adequately address the comments raised in your August 6, 2009 letter.  If there are any additional questions or comments, or if further clarification is needed, please contact the undersigned at (847) 535-1173.  Thank you very much.

Sincerely,

/s/ Gregory S. Irving
Gregory S. Irving
VP Finance & Controller, Chief Accounting Officer
W.W. Grainger, Inc.